

January 3, 2012

Via E-mail
Mr. Steven Singh
CEO and Chairman of the Board
Concur Technologies, Inc.
18400 NE Union Hill Road
Redmond, WA 98052

> **Re:** **Concur Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2011**
> **Filed November 17, 2011**
> **File No. 000-25137**

Dear Mr. Singh:

We have reviewed your filing and have the following comments. Comments, if any, related to disclosure in Part III of your Form 10-K, will be provided under separate cover after it has been filed. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 28

1. We note that throughout your results of operations discussion you attribute the change in various operating expenses to fluctuations in headcount. Please tell us your consideration to quantify the fluctuations in headcount. In this regard, it may be beneficial to provide comparative headcount data to assist in explaining significant fluctuations related to changes in personnel levels. We refer you to Section III. D of SEC Release 33-6835.

<u>Financial Position, Liquidity and Capital Resources, page 33</u>

2.   Please tell us the amount of cash, cash equivalents and investments that is currently held outside of the United States, Also, tell us your consideration to disclose such amounts and the amounts, if any, that are subject to restriction from and/or additional taxes upon repatriation. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

<u>Notes to Consolidated Financial Statements</u>

<u>Note 10. Income Taxes, page 62</u>

3.   Tell us your consideration to include a breakdown, in the income statement or the notes thereto, of the components of income (loss) before income tax expense (benefit) between domestic and foreign pursuant to Rule 4-08(h) of Regulation S-X. In addition, tell us how you considered the disclosure requirements of ASC 740-30-50, as applicable.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Laura Veator, Staff Accountant, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

                                        Sincerely,

                                        /s/ Kathleen Collins

                                        Kathleen Collins
                                        Accounting Branch Chief

cc: <u>Via E-mail</u>
         Kyle Sugamele, Chief Legal Officer
         Frank Pelzer, Chief Financial Officer